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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 3 to
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             OMEGA WORLDWIDE, INC.

(Name of Issuer) COMMON STOCK, $0.10 PAR VALUE (Title of Class of Securities) 68210B108(CUSIP NUMBER) ESSEL W. BAILEY, JR. (734) 222-4602 315 East Eisenhower Parkway, Suite 212, Ann Arbor, Michigan 48108 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 31, 2002 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240,13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 68210B108
1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Essel W. Bailey, Jr. 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)(b)x3. SEC Use Only 4. Source of Funds (See Instructions) PF 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 6. Citizenship or Place of Organization...U.S. Citizen Number of Shares Beneficially Owned by Each Reporting Person With 7. Sole Voting Power 289,274 8. Shared Voting Power 150,969 9. Sole Dispositive Power 289,274 10. Shared Dispositive Power 150,969 11. Aggregate Amount Beneficially Owned by Each Reporting Person 969,047 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 13. Percent of Class Represented by Amount in Row (11) 7.84% 14. Type of Reporting Person (See Instructions) IN

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CUSIP No. 68210B108
7. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Menakka Bailey 8. Check the Appropriate Box if a Member of a Group (See Instructions)(a) (b)x9. SEC Use Only 10. Source of Funds (See Instructions) PF 11. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 12. Citizenship or Place of Organization...U.S. Citizen Number of Shares Beneficially Owned by Each Reporting Person With 7. Sole Voting Power 528,804 8. Shared Voting Power 150,969 9. Sole Dispositive Power 528,804 10. Shared Dispositive Power 150,969 15. Aggregate Amount Beneficially Owned by Each Reporting Person 969,047 16. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 17. Percent of Class Represented by Amount in Row (11) 7.84% 18. Type of Reporting Person (See Instructions) IN

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     This Amendment No. 3 to Schedule 13D amends the Schedule 13D dated January
12, 2001, as amended March 8 and 12, 2002 and May 2, 2002, and previously filed by Essel W. Bailey Jr. and Menakka Bailey, the reporting persons. The class of equity securities to which this Amendment relates is the common stock, par value $0.10 per share (the "Common Stock") of Omega Worldwide, Inc. (the "Issuer" or "Company").

     Items 6 and 7 of Schedule 13D are hereby amended by the reporting persons by adding the following thereto:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Addition as Follows:

         On July 31, 2002, Essel W. Bailey, Jr. and Menakka Bailey, the reporting persons herein, entered into a Tender and Option Agreement and Irrevocable Proxy with Four Seasons Health Care Limited ("Four Seasons"). The Agreement provides that the reporting persons will tender their shares in response to the Tender Offer described subsequently herein, and provides Four Seasons an option to purchase and proxy rights under certain circumstances.

         On August 1, 2002, Omega Worldwide, Inc. announced that it had entered into a definitive merger agreement with Four Seasons for the acquisition by Four Seasons of all of the outstanding shares of common stock of Omega Worldwide for $3.32 per share. The August 1 press release stated that Four Seasons would shortly commence an all-cash tender offer for the common stock of Omega Worldwide, and that a condition of the merger was the acceptance of the tender offer by the holders of at least a majority of the outstanding shares of common stock of Omega Worldwide. The release further indicated that certain large stockholders had agreed to tender their shares to Four Seasons.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1. Tender and Option Agreement and Irrevocable Proxy dated July 31, 2002, entered into between Four Seasons and Essel W. Bailey, Jr. and Menakka Bailey, and in substantially the form filed on August 7, 2002, as EX-99. (D)(2) to Four Seasons' Schedule TO-T relating to its tender offer for shares of Omega Worldwide, Inc., and incorporated herein by this reference.

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                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of the other Reporting Persons.




Date: August 9, 2002

                                                        /s/ Essel W. Bailey, Jr.
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                                                            Essel W. Bailey, Jr.
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         After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of her and each of the other Reporting Persons.


Date: August 9, 2002

                                                              /s/ Menakka Bailey
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                                                                  Menakka Bailey